Filed by VeriChip Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Steel Vault Corporation
Exchange Act File No.: 000-22693

VeriChip Corporation to Fund Development Partnership with RECEPTORS LLC to Market New Triage Detection System for H1N1 Virus

Intellectual property can lead to broader pandemic virus detection systems for future outbreaks

DELRAY BEACH, FL, and CHASKA, MN – September 16, 2009 – VeriChip Corporation (“VeriChip”) (NASDAQ: CHIP) and its development partner RECEPTORS LLC, a technology company whose AFFINITY by DESIGN™ chemistry platform can be applied to the development of selective binding products, announced today that VeriChip plans to fund its existing partnership with RECEPTORS to continue the development of a triage detection system for detection of the H1N1 virus. As previously announced in April 2009, the partners executed a Memorandum of Understanding relating to the expansion of their development partnership and published a white paper entitled, “An Integrated Sensor System for the Detection of Bio-Threats from Pandemics to Emerging Diseases to Bioterrorism,” which is available at www.verichipcorp.com.

Following VeriChip’s announcement on September 8, 2009, that it has agreed to acquire Steel Vault Corporation (OTCBB: SVUL) and form PositiveID Corporation, a provider of identification technologies and tools for consumers and businesses, the companies will now fund the first phase of the triage detection system development. The companies plan to release more specific details of the functionality and the timing of the triage detection system next week.

Scott R. Silverman, Chairman and CEO of VeriChip, stated, “Since the strengthening of our balance sheet upon the receipt of almost $4.5 million at the end of July, we have focused on how to effectively use our working capital. The first decision was to acquire Steel Vault and form PositiveID to converge personal health records and secure personal financial information. The second is this – the funding and strengthening of our partnership with RECEPTORS to develop a first-of-its-kind H1N1 and other virus early detection system. As PositiveID continues to take form, we look to expand the breadth and depth of our identification technology and tool offerings and capabilities.”

RECEPTORS’ Patent No. 7,504,364 titled “Methods of Making Arrays and Artificial Receptors” and Patent No. 7,469,076 “Sensors Employing Combinatorial Artificial Receptors” are currently being applied to the development of diagnostic and sensor platforms for microbial pathogens and other biological threats.

About RECEPTORS LLC
RECEPTORS LLC is a private company based in Chaska, Minnesota. RECEPTORS’ mission is to advance the diagnosis and treatment of disease and to enhance the health, safety, and quality of the global environment through the development and application of artificial receptor products for both research and industry. To achieve this mission, RECEPTORS focuses its individual and collective efforts, its commitment to excellence, and the power of its technology to develop innovative solutions that meet the unique needs of its customers and stakeholders. For further information please visit http://www.receptorsllc.com.

About VeriChip Corporation
VeriChip Corporation, headquartered in Delray Beach, Florida, has developed the VeriMed™ Health Link System for rapidly and accurately identifying people who arrive in an emergency room and are unable to communicate. This system uses the first human-implantable passive RFID microchip and corresponding personal health record, cleared for medical use in October 2004 by the United States Food and Drug Administration.

On September 8, 2009, Steel Vault announced it agreed to be acquired by VeriChip Corporation to form PositiveID Corporation. PositiveID will provide identification technologies and tools to protect consumers and businesses. The companies expect the merger to close in the fourth quarter of 2009.

For more information on VeriChip, please call 1-800-970-2447, or e-mail info@verichipcorp.com. Additional information can be found online at www.verichipcorp.com.

Statements about VeriChip’s future expectations, including its ability to develop a triage detection system for detection of the H1N1 virus, its ability to fund its existing partnership with Receptors, its ability to expand the breadth and depth of its identification technology and tool offerings and capabilities, and all other statements in this press release other than historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and VeriChip’s actual results could differ materially from expected results. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s various filings with the Securities and Exchange Commission, including those set forth in the Company’s 10-K filed on February 12, 2009, under the caption “Risk Factors.” The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Additional Information and Where to Find It

On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the “Merger”). Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock will be converted into 0.5 shares of VeriChip common stock.

In connection with the Merger, VeriChip intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus of VeriChip and Steel Vault. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available because they will contain important information about VeriChip, Steel Vault and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by VeriChip or Steel Vault by directing a written request, as appropriate, to VeriChip at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Steel Vault at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

VeriChip, Steel Vault and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of VeriChip is also included in VeriChip’s Form 10-K which was filed with the SEC on February 12, 2009. Additional information regarding the directors and executive officers of Steel Vault is also included in Steel Vault’s proxy statement (Form DEF 14A) for the 2009 annual meeting of Steel Vault’s stockholders, which was filed with the SEC on February 9, 2009, as amended. These documents are available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations at the addresses above.

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Contact:
Allison Tomek
561-805-8000
atomek@verichipcorp.com